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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                             Carver Bancorp, Inc.
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                               (Name of Issuer)

                         Common Stock, par value $0.01
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                        (Title of Class of Securities)

                                   14687510
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                                (CUSIP Number)

                               December 31, 2006
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            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           [ X ]    Rule 13d-1(b)
                           [ X ]    Rule 13d-1(c)
                           [   ]    Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 pages

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CUSIP No. 14687510                                           Page 2 of 7 Pages
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     1      NAMES OF REPORTING PERSONS/
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Donald Leigh Koch

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (A) | |

                                                                 (B) | |
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     3      SEC USE ONLY

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     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

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       NUMBER OF            5     SOLE VOTING POWER
                                  59,000
        SHARES
                         -------------------------------------------------------
     BENEFICIALLY           6     SHARED VOTING POWER
                                  0
       OWNED BY
                         -------------------------------------------------------
         EACH               7     SOLE DISPOSITIVE POWER
                                  210,250
       REPORTING
                         -------------------------------------------------------
        PERSON              8     SHARED DISPOSITIVE POWER
                                  0
         WITH
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     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON  210,250*

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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     | |
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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11      8.38%**

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    12      TYPE OF REPORTING PERSON
            IN

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            *SEE ITEM 4 OF THIS SCHEDULE 13G

            **BASED ON 2,508,947 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF 12/31/06
================================================================================

                               Page 2 of 5 pages

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CUSIP No. 14687510                                           Page 3 of 7 Pages
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     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Koch Asset
            Management, L.L.C.; 43-1746061

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (A) | |

                                                                 (B) | |
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     3      SEC USE ONLY

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     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Missouri

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       NUMBER OF            5     SOLE VOTING POWER
                                  0
        SHARES
                         -------------------------------------------------------
     BENEFICIALLY           6     SHARED VOTING POWER
                                  0
       OWNED BY
                         -------------------------------------------------------
         EACH               7     SOLE DISPOSITIVE POWER
                                  210,250
       REPORTING
                         -------------------------------------------------------
        PERSON              8     SHARED DISPOSITIVE POWER
                                  0
         WITH
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            210,250*

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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        | |

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.38%**

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    12      TYPE OF REPORTING PERSON
            IA

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            *See Item 4 of this Schedule 13G

            **Based on 2,508,947 shares of Common Stock issued and outstanding as of 12/31/06
================================================================================

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CUSIP No. 14687510                                           Page 4 of 7 Pages
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ITEM 1.           (a)      Name of Issuer:

                                    Carver Bancorp, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                                    75 West 125th St.
                                    New York, NY 10027-4512

ITEM 2.           (a)      Name of Person Filing:

                                    Donald Leigh Koch
                                    Koch Asset Management, L.L.C.

                                    The Reporting Persons are making a joint
                  filing pursuant to a Joint Filing Agreement filed with Amendment No. 1 to Schedule 13G.

                  (b)      Address of Principal Business Offices or, if none,
Residence:

                                    The business address of each Reporting
                  Person is 1293 Mason Road, Town & Country, MO 63131

                  (c)      Citizenship:

                                    Donald Koch is a citizen of the United
                  States of America. Koch Asset Management is a citizen of Missouri.

                  (d)      Title of Class of Securities:

                                    Common Stock

                  (e)      CUSIP Number:

                                    14687510

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13d-1(b) OR SS.SS. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ]      Broker or Dealer registered under Section 15
                                    of the Act (15 U.S.C. 78o)

                  (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                                    Act (15 U.S.C. 78c)

                  (c)      [ ]      Insurance Company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c)

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CUSIP No. 14687510                                           Page 5 of 7 Pages
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                  (d)      [ ]      Investment Company registered under Section
                                    8 of the Investment Company Act of 1940
                                    (15 U.S.C. 809-8)

                  (e)      [X]      An investment adviser in accordance with
                                    Section 240.13d-1(b)(1)(ii)(E)

                  (f)      [ ]      An employee benefit plan or endowment fund
                                    in accordance with Section 240.13d-1(b)
                                    (1)(i)(F)

                  (g)      [ ]      A parent holding company or control person,
                                    in accordance with Section 240.13d-1(b)
                                    (ii)(G)

                  (h)      [ ]      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813)

                  (i)      [ ]      A church plan that is excluded from the
                                    definition of an investment company under
                                    section 3(c)(14) of the Investment
                                    Company Act of 1940 (15 U.S.C. 80-a-3)

                  (j)      [ ]      Group, in accordance with Section 240.13d-1
                                    (b)(1)(ii)(J)

                  Koch Asset Management, L.L.C. is an investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(e) and has filed this Amendment 9 to Schedule 13G pursuant to Section 240.13d-1(b). Donald Leigh Koch has filed this Amendment 9 to Schedule 13G pursuant to Section 240.13d-1(c).

ITEM 4.           OWNERSHIP.

                  The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

                  Koch Asset Management, L.L.C. is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of Carver Bancorp, Inc. Common Stock (the "Common Stock") held by such Managed Portfolios. However, Koch Asset Management does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

                  Donald Leigh Koch owns 100% of Koch Asset Management and serves as the sole Managing Member. Mr. Koch is filing this joint statement with Koch Asset Management as a result of his ownership of and position in Koch Asset Management, from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management may have with respect to the Common Stock held by the Managed Portfolios. Mr. Koch, individually, and Mr. Koch and his spouse, jointly, own and hold voting power with respect to Managed Portfolios containing approximately 59,000 shares of Common Stock, or an

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CUSIP No. 14687510                                           Page 6 of 7 Pages
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                  aggregate of approximately 2.35% of the total number of
                  outstanding shares of Common Stock (collectively, the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Each advisory client of Koch Asset Management who owns Common Stock in a Managed Portfolio has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held in the client's Managed Portfolio.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10.          CERTIFICATIONS.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP No. 14687510                                           Page 7 of 7 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

                                        DONALD LEIGH KOCH

                                        February 8, 2007
                                        ------------------------------------
                                        Date

                                        /s/ Donald L. Koch
                                        ------------------------------------
                                        Signature

                                        Donald Leigh Koch
                                        ------------------------------------
                                        Name/Title



                                        KOCH ASSET MANAGEMENT, L.L.C.

                                        February 8, 2007
                                        ------------------------------------
                                        Date

                                        /s/ Donald L. Koch
                                        ------------------------------------
                                        Signature

                                        Donald Leigh Koch, Managing Member
                                        ------------------------------------
                                        Name/Title